P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

December 2, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

      (File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of The Torray Resolute Fund, a series of The Torray Fund, will be transferred in a tax-free reorganization to Transamerica Concentrated Growth, a series of the Registrant, in exchange for shares of Transamerica Concentrated Growth.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on January 15, 2014 pursuant to Rule 488.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.